CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Announces Results of its Annual General Meeting of Shareholders
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Vancouver, Canada – June 24, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) announces the voting results from its Annual General Meeting held on June 21, 2021 in Vancouver, British Columbia. Shareholders voted in favour of all items of business including the re-election of five existing directors.

Voting results for directors were as follows:

Directors	Votes For	Votes Withheld
Bradford Cooke	16,010,866 (99.67%)	53,000 (0.33%)
Scott Eldridge	16,011,366 (99.67%)	52,500 (0.33%)
Andrew Bowering	11,674,626 (72.68%)	4,389,240 (27.32%)
Martin Burian	16,011,366 (99.67%)	52,500 (0.33%)
Deepak Malhotra	16,011,366 (99.67%)	52,500 (0.33%)

The shareholders also voted in favour of fixing the number of directors at five and re-appointing Smythe LLP as its auditors. The Company granted 3,600,000 stock option to directors, management and employees with an exercise price of CAD$0.50 for a period of 5 years as an incentive to build value for the Company.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Scott Eldridge, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381

Email: scott@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.